Exhibit 3.1

A meeting of the shareholders of Invacare Corporation (the “Corporation”) was duly called and held on May 16, 2019, at which meeting a quorum of such shareholders was present in person or by proxy at all times, and that by the affirmative vote of the holders of shares entitling them to exercise at least a majority of the outstanding voting power of the Corporation, the following Amendment to the Second Amended and Restated Articles of Incorporation of the Corporation was approved and adopted:
INVACARE CORPORATION
AMENDMENT TO
SECOND AMENDED AND RESTATED ARTICLES OF INCORPORATION

The first paragraph of Article IV of the Second Amended and Restated Articles of Incorporation of the Corporation is hereby amended to read in its entirety as follows:

“The authorized number of shares of capital stock of the Corporation shall be One Hundred Sixty-Two Million Three Hundred Thousand (162,300,000), of which One Hundred Fifty Million (150,000,000) shall be Common Shares, without par value, Twelve Million (12,000,000) shall be Class B Common Shares, without par value, and Three Hundred Thousand (300,000) shall be Serial Preferred Shares, without par value.”